VX
4-11-02

PROCESSED

APR 12 2002

THOMSON FINANCIAL

02021788

SECUR... MMISSION

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SEC FILE NUMBER
8- 46739

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMANN & MONTAGUE

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 MAR WEST STREET, SUITE D
(No. and Street)

TIBURON,	CALIFORNIA	94920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TYLER K. COMANN (415) 391-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name — if individual, state last, first, middle name)

655 MONTGOMERY STREET, SUITE 1220	SAN FRANCISCO,	CALIFORNIA	94111
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyler K. Comann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Comann & Montague for the year ended December 31, 2001are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PARTNER

Title

Notary Public

PAUL J. GROTHE
Commission # 1283339
Notary Public - California
Marin County
My Comm. Expires Dec 6, 2004

Stonefield Josephson, Inc.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Information:	
Computation of Net Capital and Net Capital Requirement	8
Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements	9
Reconciliation of the Computation of Net Capital	10

Stonefield Josephson, Inc.
Certified Public Accountants / Business & Personal Advisors
Member of DFK and The Leading Edge Alliance

INDEPENDENT AUDITORS' REPORT

To the Partners
Comann & Montague
Tiburon, California

We have audited the accompanying statement of financial condition of Comann & Montague (a California general partnership) as of December 31, 2001, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comann & Montague as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
January 22, 2002

Santa Monica 1620 26th Street / Suite 400 South / Santa Monica / California 90404-4041 / Tel 310.453.9400 / Fax 310.453.1187
Irvine 18500 Von Karman Avenue / Suite 560 / Irvine / California 92612-0540 / Tel 949.653.9400 / Fax 949.833.3582
San Francisco 655 Montgomery Street / Suite 1220 / San Francisco / California 94111-2630 / Tel 415.981.9400 / Fax 415.391.2310
Walnut Creek 2121 North California Blvd. / Suite 900 / Walnut Creek / California 94596-7306 / Tel 925.938.9400 / Fax 925.930.0107

www.sjaccounting.com

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:		
Cash	$ 96,145	
Fees receivable	14,046	
Prepaid expenses	6,525	
Total current assets		$ 116,716
Leasehold improvements, net of accumulated depreciation $7,668		48,899
Other assets		4,436
		$ 170,051

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities - accounts payable and accrued expenses	$ 2,848
Partners' capital	167,203
	$ 170,051

See accompanying independent auditors' report and notes to financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Management and investment advisory income		$ 576,066
Operating expenses:		
Rent	$ 83,367	
Office expense	46,917	
Travel and promotion	20,947	
Telephone	17,460	
Salaries	12,484	
Insurance	5,748	
Payroll taxes	5,356	
Depreciation	5,433	
Professional fees	4,290	
Dues and subscriptions	1,733	
Miscellaneous	1,205	
Total operating expenses		204,940
Operating income		371,126
Interest income		5,423
Net income		$ 376,549

See accompanying independent auditors' report and notes to financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2001

Balance at January 1, 2001	$ 115,653
Net income	376,549
Distributions	(324,999)
Balance at December 31, 2001	$ 167,203

See accompanying independent auditors' report and notes to financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH

Cash flows provided by (used for) operating activities:		
Net income		$ 376,549
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 5,433	
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Fees receivable	44,569	
Prepaid expenses	(1,642)	
Other assets	(4,436)	
Increase in liabilities -		
accounts payable and accrued expenses	1,153	
Total adjustments		45,077
Net cash provided by operating activities		421,626
Cash flows used for investing activities -		
purchase of leasehold improvements		(54,333)
Cash flows used for financing activities –		
distributions paid		(324,999)
Net increase in cash		42,294
Cash, beginning of year		53,851
Cash, end of year		$ 96,145

See accompanying independent auditors' report and notes to financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(1) Summary of Significant Accounting Policies:

Business Activity:

The Company was formed on September 1, 1993 as a California general partnership. The Company's primary business is providing financial advice and investment banking services from offices in Tiburon, California and Scottsdale, Arizona.

On December 9, 1993, the Company registered with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On April 28, 1994, the Company became a member of the National Association of Securities Dealers, Inc. On May 12, 1994, the Company was granted a broker-dealer certificate by the California Department of Corporations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

The Company maintains its cash in high grade financial institutions and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

Leasehold Improvements:

Leasehold improvements are valued at cost. Depreciation was provided by use of the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes revenue for its consulting services and out-of-pocket expense reimbursements upon invoicing. Success fees are recognized upon the execution of the transactions relating to those fees.

Income Taxes:

Income taxes on partnership income are the personal responsibility of the individual partners; therefore, no provision for income taxes has been recorded in these financial statements.

See accompanying independent auditors' report.

(2) Major Customers:

Approximately 58% of the Company's total fee revenue was earned from four customers during the year.

(3) Liquid Capital Requirements:

Pursuant to Security and Exchange Commission rule 17CFR 402.2, the Company is required to maintain minimum liquid capital, as defined. The value of this defined operating parameter may vary materially from day to day. At December 31, 2001, the Company's liquid capital was $105,420, which is $100,420 in excess of the required liquid capital.

(4) Commitments:

The Company leases its business premises in Tiburon and Scottsdale under operating leases expiring May 2006 and December 2003, respectively. The operating leases require minimum rental payments of $5,834 subject to annual increases per the lease agreement. The following is a schedule by years of future minimum rental payments required under operating leases that have non-cancellable lease terms in excess of one year as of December 31, 2001:

Year ending December 31,	
2002	$ 70,007
2003	70,678
2004	53,232
2005	53,232
2006	53,232
	$ 300,381

Rent expense under operating leases totaled $83,367 for the year ended December 31, 2001.

See accompanying independent auditors' report.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 167,203
Less nonallowable assets:	
Prepaid expenses	6,525
Leasehold improvements	48,899
Other assets	4,436
Net capital before haircuts on securities positions	107,343
Haircuts on securities	1,923
Net capital	$ 105,420

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 191
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 100,420

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Not applicable

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Per original filing	$ 92,342
Audit adjustments, primarily accounts receivable accrual	13,078
Per this filing	$ 105,420

Stonefield Josephson, Inc.
Certified Public Accountants / Business & Personal Advisors
Member of DFK and The Leading Edge Alliance

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners
Comann & Montague
Tiburon, California

We have audited the financial statements of Comann & Montague (a California general partnership) for the year ended December 31, 2001 and have issued our report thereon dated January 22, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Santa Monica 1620 26th Street / Suite 400 South / Santa Monica / California 90404-4041 / Tel 310.453.9400 / Fax 310.453.1187
Irvine 18500 Von Karman Avenue / Suite 560 / Irvine / California 92612-0540 / Tel 949.653.9400 / Fax 949.833.3582
San Francisco 655 Montgomery Street / Suite 1220 / San Francisco / California 94111-2630 / Tel 415.981.9400 / Fax 415.391.2310
Walnut Creek 2121 North California Blvd. / Suite 900 / Walnut Creek / California 94596-7306 / Tel 925.938.9400 / Fax 925.930.0107
www.sjaccounting.com

To the Partners
Comann & Montague
Tiburon, California

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed (i) no facts indicating that the conditions of the exemption from the provisions of Rule 15c3-3 had not been complied with during the period, and (ii) no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
January 22, 2002